Exhibit 99.1

PRESS RELEASE

All amounts expressed in US dollars

Focus on Tier One Assets Delivers Significant Increase in Resources and Reserves, Underpinning Industry-Leading Production Profile Growth

Toronto, February 9, 2023 – Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) grew attributable proven and probable gold mineral reserves by 6.7 million ounces net of depletion in 2022, while maintaining grade despite an increase in the reserve price assumption. Reported at $1,300/oz1, attributable proven and probable mineral reserves now stand at 76 million ounces2 at 1.67g/t, increasing from 69 million ounces3 at 1.71g/t reported at $1,200/oz1 in 2021. Led by Pueblo Viejo and the Africa & Middle East region, Barrick has now delivered a second consecutive year of gold reserve growth over and above annual depletion, with nearly 12 million ounces2 of attributable proven and probable reserve gains in 2022 before depletion.

Successful exploration at both the Lumwana and Jabal Sayid mines drove the growth of attributable proven and probable copper reserves by 640 million pounds2, notwithstanding an increase in the annual reserve price assumption to $3.00/lb1. As a result, Barrick replaced 103% of annual global depletion at consistent quality, effectively maintaining attributable proven and probable copper mineral reserves of 12 billion pounds2 at 0.38% in 2022.

Total attributable gold mineral resources grew by nearly 10% relative to 2021, and total attributable copper mineral resources more than doubled, growing by 124% year over year, both net of annual depletion. This growth was driven by the successful completion of a preliminary economic assessment supporting the Lumwana Super Pit expansion, and the incorporation of Reko Diq following the reconstitution of the project in December 2022. Attributable measured and indicated gold resources for 2022 stand at 180 million ounces2 at 1.07g/t, with a further 42 million ounces2 at 0.8g/t of inferred resources. Attributable measured and indicated copper resources for 2022 stand at 44 billion pounds2 at 0.39%, with a further 15 billion pounds2 at 0.4% of inferred resources. Mineral resources are reported inclusive of reserves and for 2022, are based on a gold price of $1,700/oz1 and a copper price of $3.75/lb1.

President and chief executive Mark Bristow said in a sector of diminishing reserves and resources, Barrick’s strategy of investing in organic growth through exploration and mineral resource management has replenished and delivered significant value within the company’s asset base.

“While we continue to evaluate all new opportunities against our strategic filters, we have always believed that finding our ounces is better than buying them, and this year’s resource and reserve statement showcases the unmatched potential of our organic growth pipeline,” said Bristow.

Mineral Resource Management and Evaluation Executive Simon Bottoms stated that basing the company’s reserve calculations at a price of $1,300/oz for gold1 and $3.00/lb for copper1 underpins our focus on quality assets.

“The substantial growth in our mineral resources lays the long-term foundation to potentially grow our current attributable production profile of approximately 5.5 million gold equivalent ounces4 per year to approximately 6.5 million gold equivalent ounces4 per year by the end of this decade, which would include production from Reko Diq and the Lumwana Super Pit,” said Bottoms.

In Africa, the Tier One5 operations led the growth in 2022 reserves, where Kibali completed an updated underground feasibility study on the 11000 lode, delivering a 0.62 million ounce2 increase in attributable proven and probable reserves before depletion. Loulo-Gounkoto also delivered strong results replacing reserve depletion, which further extended the mine life by another year. Moving to Tanzania, the focus on underground expansion at Gokona in North Mara has delivered a 0.44 million ounce2 increase in 2022 attributable proven and probable reserves before depletion.

The Lumwana copper mineral resource base grew by 89%, net of depletion, relative to 2021. This follows the completion of the preliminary economic assessment on the Super Pit expansion that demonstrates strong potential for a Tier One Copper Asset5 and provides the basis for the ongoing pre-feasibility study.

Within the Latin America & Asia Pacific region, Pueblo Viejo completed a pre-feasibility study for the new Naranjo tailings storage facility (TSF), adding 6.5 million ounces of attributable proven and probable reserves2,6, net of depletion, and extending the minelife beyond 2040. As a result, 2022 attributable proven and probable gold reserves for the region have increased to 27 million ounces2 at 0.97g/t from 21 million ounces3 at 0.83g/t in 2021.

The reconstitution of the Reko Diq project added an attributable 18 billion pounds of copper2 at 0.44% with 15 million ounces gold2 at 0.26g/t to indicated resources, and an attributable 4.6 billion pounds of copper2 at 0.4% with 3.7 million ounces gold2 at 0.2g/t to inferred resources. These mineral resources reflect only three porphyries (H13, H14, H15) as well as the Tanjeel deposit within the cluster of Western Porphyries. Alongside the ongoing feasibility study update, the team is also planning to evaluate further known porphyry occurrences within the mining lease area.

In North America, the completion of pre-feasibility studies for the Robertson open pit project at Cortez, as well as a new pushback in the Hemlo open pit were significant contributors to reserve growth. As a result, Robertson’s maiden attributable proven and probable gold reserves are estimated at 1.0 million ounces2 at 0.46g/t. This represents a milestone for Cortez as a key source of oxide mill feed in the mine plan. Similarly, the new Hemlo open pit pushback is expected to commence in 2027 adding 0.86 million ounces2 of gold at 1.49g/t to probable reserves. Combined with other updates across the region, this results in the growth of North America attributable proven and probable reserves by 1.8 million ounces2 before depletion, with proven and probable attributable reserves for the region now estimated at 31 million ounces2 at 2.54g/t. At the same time, attributable gold mineral resources also grew significantly, supporting future potential reserve growth in line with our strategy to fully replace depletion for the region within a five-year period. Measured and indicated attributable gold resources increased by 2.8 million ounces2 to 73 million ounces2 at 2.16 g/t, from 70 million ounces3 at 2.22 g/t in 2021. Inferred attributable gold resources also increased to 17 million ounces2 at 1.8 g/t, from 16 million ounces3 at 2.0 g/t in 2021. Underground resource extension drilling at both Goldstrike and Leeville in Carlin were key drivers of this organic resource growth, as well as successful resource definition drilling at Goldrush and Robertson in Cortez, all of which support the potential for future reserve growth in this region.

BARRICK GOLD CORPORATION	PRESS RELEASE

Enquiries:

President and CEO	Senior EVP and CFO	Investor and Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+1 647 205 7694	+1 647 262 2095	+44 20 7557 7738
+44 788 071 1386	+44 779 771 1338	Email: barrick@dpapr.com

Website: www.barrick.com

Technical Information

The scientific and technical information contained in this news release has been reviewed and approved by: Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive; Craig Fiddes, SME-RM, Manager - Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Asia Pacific; and Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa & Middle East — each a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Endnote 1

Commodity	Proven and Probable Reserve Price Assumptions		Measured, Indicated and Inferred Resource Price Assumptions
	2021	2022	2021	2022
Gold	$1,200/oz	$1,300/oz	$1,500/oz	$1,700/oz
Copper[i]	$2.75/lb	$3.00/lb	$3.50/lb	$3.75/lb
Silver	$16.50/oz	$18.00/oz	$20.50/oz	$21.00/oz

i Except at Zaldivar, where mineral reserves and resources are based on Antofagasta’s price assumptions. For mineral reserves, the copper price assumption used by Antofagasta was $3.10 per pound for both 2021 and 2022. For mineral resources, the copper price assumption used by Antofagasta was $3.60 per pound for 2021 and $3.75 per pound for 2022.

Endnote 2

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2022, unless otherwise noted. Proven mineral reserves of 260 million tonnes grading 2.26g/t, representing 19 million ounces of gold, and 390 million tonnes grading 0.40%, representing 3,500 million pounds of copper. Probable reserves of 1,200 million tonnes grading 1.53g/t, representing 57 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 480 million tonnes grading 2.13g/t, representing 33 million ounces of gold, and 700 million tonnes grading 0.39%, representing 6,000 million pounds of copper. Indicated resources of 4,700 million tonnes grading 0.96g/t, representing 150 million ounces of gold, and 4,500 million tonnes grading 0.39%, representing 38,000 million pounds of copper. Inferred resources of 1,500 million tonnes grading 0.8g/t, representing 42 million ounces of gold, and 1,800 million tonnes grading 0.4%, representing 15,000 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this press release, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included on the following pages of this press release.

Endnote 3

Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities. Estimates are as of December 31, 2021, unless otherwise noted. Proven mineral reserves of 240 million tonnes grading 2.20g/t, representing 17 million ounces of gold, and 380 million tonnes grading 0.41%, representing 3,400 million pounds of copper. Probable reserves of 1,000 million tonnes grading 1.60g/t, representing 53 million ounces of gold, and 1,100 million tonnes grading 0.37%, representing 8,800 million pounds of copper. Measured resources of 490 million tonnes grading 2.05g/t, representing 32 million ounces of gold, and 680 million tonnes grading 0.38%, representing 5,700 million pounds of copper. Indicated resources of 2,800 million tonnes grading 1.40g/t, representing 130 million ounces of gold, and 2,500 million tonnes grading 0.34%, representing 19,000 million pounds of copper. Inferred resources of 1,000 million tonnes grading 1.3g/t, representing 42 million ounces of gold, and 450 million tonnes grading 0.2%, representing 2,100 million pounds of copper. Complete mineral reserve and mineral resource data for all mines and projects referenced in this presentation as of December 31, 2021, including tonnes, grades, pounds, and ounces, can be found on pages 34-47 of Barrick’s 2021 Annual Information Form / Form 40-F on file with the Canadian provincial securities regulators on SEDAR at www.sedar.com and the Securities and Exchange Commission on EDGAR at www.sec.gov.

BARRICK GOLD CORPORATION	PRESS RELEASE

Endnote 4

Gold equivalent ounces calculated from our copper assets are calculated using a gold price of $1,300/oz and copper price of $3.00/lb.

Barrick’s ten-year indicative production profile for gold equivalent ounces is based on the following assumptions:

Key Outlook Assumptions	2023	2024	2025+

Gold Price ($/oz)	1,650	1,300	1,300

Copper Price ($/lb)	3.50	3.00	3.00

Oil Price (WTI) ($/barrel)	90	70	70

AUD Exchange Rate (AUD:USD)	0.75	0.75	0.75

ARS Exchange Rate (USD:ARS)	170	170	170

CAD Exchange Rate (USD:CAD)	1.30	1.30	1.30

CLP Exchange Rate (USD:CLP)	900	900	900

EUR Exchange Rate (EUR:USD)	1.20	1.20	1.20

Barrick’s five-year indicative outlook is based on our current operating asset portfolio, sustaining projects in progress and exploration/mineral resource management initiatives in execution. This outlook is based on our current reserves and resources as disclosed in this press release and assumes that we will continue to be able to convert resources into reserves. Additional asset optimization, further exploration growth, new project initiatives and divestitures are not included. For the group gold and copper segments, and where applicable for a specific region, this indicative outlook is subject to change and assumes the following: new open pit production permitted and commencing at Hemlo in the second half of 2025, allowing three years for permitting and two years for pre-stripping prior to first ore production in 2027; production from the proposed Pueblo Viejo plant expansion and tailings project starting in 2023, in-line with guidance; Tongon will enter care and maintenance by 2026; and production from the Zaldívar CuproChlor® Chloride Leach Project (Antofagasta is the operator of Zaldívar).

Our five-year indicative outlook excludes: production from Fourmile, Pierina, and Golden Sunlight, which are currently in care and maintenance, and production from long-term greenfield optionality from Donlin, Pascua-Lama, Norte Abierto and Alturas.

Barrick’s ten-year indicative production profile is subject to change and is based on the same assumptions as the current five-year outlook detailed above, except that the subsequent five years of the ten-year outlook assumes attributable production from Fourmile as well as exploration and mineral resource management projects in execution at Nevada Gold Mines and Hemlo.

Barrick’s five-year and ten-year production profile in this press release also assumes the re-start of Porgera, as well as an indicative gold and copper production profile for Reko Diq and an indicative copper production profile for the Lumwana Super Pit expansion, both of which are conceptual in nature.

Endnote 5

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a reserve potential of greater than 5 million tonnes of contained copper and C1 cash costs per pound in the lower half of the industry cost curve.

BARRICK GOLD CORPORATION	PRESS RELEASE

Endnote 6

A Technical Report to support the Pueblo Viejo mine life extension and process plant expansion project, including the pre-feasibility study for the new Naranjo tailings storage facility, will be prepared in accordance with Form 43-101F1 and filed on SEDAR within 45 days of this press release. For further information with respect to the key assumptions, parameters and risks associated with the Pueblo Viejo mine life extension and process plant expansion project, the mineral reserve and resource estimates included therein and other technical information, please refer to the Technical Report to be made available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans, or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “growth”, “potential”, “deliver”, “future”, “support”, “estimated”, “represent”, “target”, “plan”, “continues”, “would” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s ability to convert resources into reserves and future reserve replacement; potential mineralization and metal or mineral recoveries; Barrick’s focus on Tier One Assets and its potential for growth while delivering sustainable returns; Barrick’s forward-looking production guidance, including our five and ten year outlooks for gold and copper; our plans and expected completion and benefits of our growth projects, including the Pueblo Viejo plant expansion and mine life extension project and changes to the estimated capital cost of that facility following the completion of pre-feasibility engineering; the planned updating of the historical Reko Diq feasibility study; the future construction, development and operation of the Reko Diq project; the duration of the temporary suspension of operations at Porgera, the conditions for the reopening of the mine and the timelines for execution of definitive agreements to implement the Commencement Agreement between Papua New Guinea and Barrick Niugini Limited and to recommence operations; our pipeline of high confidence projects at or near existing operations, including the potential development of the Lumwana Super Pit; potential mineralization and metal or mineral recoveries; the potential for further growth at Nevada Gold Mines including at Goldrush and Robertson; and expectations regarding future price assumptions, financial performance and other outlook or guidance..

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic, and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper, or certain other commodities (such as silver, diesel fuel, natural gas, and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation, and exploration successes; risks associated with projects in the early stages of evaluation, and for which additional engineering and other analysis is required; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of the targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia; changes in national and local government legislation, taxation, controls or regulations and/ or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in the jurisdictions in which the Company or its affiliates do or may carry on business in the future; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; the impact of inflation, including global inflationary pressures driven by supply chain disruptions caused by the ongoing Covid-19 pandemic and global energy cost increases following the invasion of Ukraine by Russia; litigation and legal and administrative proceedings; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its guidance, as well as its five and ten-year outlooks for gold and copper, may be impacted by the continuing business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

BARRICK GOLD CORPORATION	PRESS RELEASE

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE